Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

Coca-Cola Bottling Co. Consolidated

Ratio of Earnings to Fixed Charges

(In Thousands, Except Ratios)

	Third Quarter		Nine Months
	2013	2012	2013	2012
Computation of Earnings:
Income before income taxes	$22,839	$18,405	$50,438	$47,437
Add:
Interest expense	6,880	8,463	20,699	25,463
Amortization of debt premium/discount and expenses	482	572	1,453	1,726
Interest portion of rent expense	635	496	1,743	1,481

Earnings as adjusted	$30,836	$27,936	$74,333	$76,107

Computation of Fixed Charges:
Interest expense	$6,880	$8,463	$20,699	$25,463
Capitalized interest	17	28	139	62
Amortization of debt premium/discount and expenses	482	572	1,453	1,726
Interest portion of rent expense	635	496	1,743	1,481

Fixed charges	$8,014	$9,559	$24,034	$28,732

Ratio of Earnings to Fixed Charges	3.85	2.92	3.09	2.65